UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LEGACY ACQUISITION CORP.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A common stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

524643202

(CUSIP Number of Class of Securities)

Edwin J. Rigaud

Chairman and Chief Executive Officer

Legacy Acquisition Corp.

1308 Race Street Suite 200

Cincinnati, Ohio 45202

(505) 820-0412
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Penny J. Minna, Esq.

Gerry Williams, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
Not applicable.*	Not applicable.*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The Cincinnati Business Courier published an interview with Edwin J. Rigaud, the Chairman and Chief Executive Officer of Legacy Acquisition Corp. (“Legacy”), in which Mr. Rigaud discussed, among other topics, Legacy’s proposed acquisition of Onyx Enterprises International Corp.

The communication listed above was first used or made available on September 22, 2020.

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9/22/2020	Ed Rigaud’s Legacy Acquisition Corp. to buy Onyx for $285 million - Cincinnati Business Courier

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TECHNOLOGY

Rigaud’s Legacy Acquisition Corp. to buy Onyx for $285 million in deal to replace terminated one

Ed Rigaud, CEO of Legacy Acquisition Corp.
CORRIE SCHAFFELD

By Steve Watkins Staff Reporter, Cincinnati Business Courier 6 hours ago

A public company run by former Procter & Gamble Co. executive Ed Rigaud has reached a deal to make a $285 million acquisition, two months after a previous deal was terminated.

Over-the-Rhine-based Legacy Acquisition Corp. (NYSE: LGC) has agreed to buy Jersey City, N.J.-based vehicle parts e-commerce provider Onyx Enterprises International Corp.

Onyx, which owns aftermarket vehicle parts platform CarID.com, will become a public company when the deal is completed. Legacy will change its name to Parts ID Inc. and is expected to remain listed on the NYSE.

Legacy is a publicly traded special purpose acquisition company (SPAC) formed by Rigaud in November 2017 specifically to buy another company. Legacy raised $300 million in its initial public offering. It was the only SPAC listed on the New York Stock Exchange when it went public that is run by African American executives.

https://www.bizjournals.com/cincinnati/news/2020/09/22/rigaud-s-public-company-has-a-285-million-acquisi.html	1/11

9/22/2020	Ed Rigaud’s Legacy Acquisition Corp. to buy Onyx for $285 million - Cincinnati Business Courier

Rigaud didn’t say whether the company’s headquarters will be in Jersey City, but that’s likely. That’s the way the Blue Impact deal was structured. Legacy was created simply to buy another operating company, so it makes sense the headquarters would be located where the operating company – Onyx in this case – is already located.

Rigaud had previously told me he plans to step away from the business once an acquisition is completed. He plans to work on real estate deals in Cincinnati.

Legacy’s stock didn’t react much to the deal, slipping by a penny Monday to $10.47 on a day the market fell sharply.

Car ID had $288 million in revenue in 2019. It projects growth to $535 million by 2022, according to an investor presentation regarding the acquisition. Its gross profit was $61 million and should double by 2022.

A key to the deal is that it makes Onyx a public company, Antonino Ciappina, who is operating as Onyx CEO pending board approval, said in a release.

“We believe our technology-led, data-driven approach to digital commerce provides us with a long runway for profitable growth within our existing lines of business as well as expansion into other complex, multidimensional parts and accessories markets,” Ciappina said.

COMPANIES IN THIS ARTICLE

Legacy Acquisition Corp.	Procter & Gamble Co.
Cincinnati, OH	Cincinnati, OH
Consumer Goods
	$67.7B	97,000
	Revenue	Employees

See full profile >	See full profile >

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Rigaud’s buyout firm completes $300 million IPO

https://www.bizjournals.com/cincinnati/news/2020/09/22/rigaud-s-public-company-has-a-285-million-acquisi.html	3/11

9/22/2020	Ed Rigaud’s Legacy Acquisition Corp. to buy Onyx for $285 million - Cincinnati Business Courier

Legacy originally had two years to invest the money in an acquisition. It received shareholder approval to extend that deadline several times. It now has until Nov. 21 to wrap up the Onyx deal, Rigaud told me. That’s three years after Legacy was formed, but it gives the two sides just two months to finalize the acquisition.

Legacy had previously reached an agreement in August 2019 to buy Blue Impact Group, a collection of companies that makes up a division of a Chinese marketing services company, in a deal valued at up to $615 million.

That deal was called off July 20.

“We got deep into the Blue Impact transaction with the Chinese owners, then got hit with Covid-19, and large market swings that caused us to terminate discussions,” Rigaud told me. “We then shifted to an intensive search mode and found Onyx. This is an e-commerce and consumer-focused company with a strong technology platform that provides a superior consumer experience where you can find your exact part, with the exact fit required for the job.

“Now our teams have to go do the hard work that’s remaining to close the deal.”

Legacy described the Blue Impact transaction’s cancellation in a press release by saying, “The termination is in response to the increasing impact on the global advertising sector, and global markets broadly, resulting from the Covid-19 pandemic, which has negatively affected the market valuations.”

Rigaud, a 36-year P&G executive, called Onyx “a true disruptor in the auto aftermarket industry” because of its technology and leadership.

“We believe Onyx is set up well to capitalize on the accelerated shift to online spending,” Rigaud said in a news release.

Legacy shareholders will own about one-third of Parts ID when the deal is completed. That includes Legacy IPO investors owning about 16% of the new company, Legacy founders will have 12% and Legacy warrant holders will own 5.5%. Onyx shareholders will own the rest.

https://www.bizjournals.com/cincinnati/news/2020/09/22/rigaud-s-public-company-has-a-285-million-acquisi.html	2/11

Important Information about the Information Statement and the Proxy Statement

Legacy will prepare and file with the SEC an Information Statement for its stockholders containing the information with respect to the transaction specified in Schedule 14C promulgated under the Exchange Act and describing the proposed business combination and the other transactions contemplated by the Business Combination Agreement. In addition, in connection with the Warrant Amendments to the Warrant Agreement, Legacy intends to file a preliminary proxy statement with the SEC. Legacy’s security holders and other interested persons are advised to read the applicable information statement or proxy statement and the respective amendments thereto and other relevant materials to be filed in connection with the proposed business combination and Warrant Amendments, respectively, with the SEC, including, when available, a definitive information statement on Schedule 14C and a definitive proxy statement on Schedule 14A and the respective documents incorporated by reference therein, as these materials will contain important information about the business combination and Warrant Amendments, as applicable. When available, the definitive information statement or definitive proxy statement and other relevant materials for the business combination and Warrant Amendments, respectively, will be mailed to the applicable securityholders of Legacy as of a record date to be established for voting on the business combination and Warrant Amendments. Securityholders will also be able to obtain copies of the preliminary information statement or the preliminary proxy statement, or the definitive information statement or the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secretary, (513) 618-7161.

Important Information about the Tender Offer

Pursuant to the Business Combination Agreement, Legacy may consummate its initial business combination with Onyx and conduct redemptions of the issued and outstanding shares of Legacy’s Class A common stock, par value $0.0001 per share (the “Common Shares”) through a cash tender offer, which has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy the Common Shares will be made pursuant to an offer to purchase and related materials that Legacy intends to file with the SEC. At the time the offer is commenced, Legacy will file a tender offer statement on Schedule TO with the SEC.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the cash tender offer. These materials will be sent free of charge to all security holders of Legacy when available. In addition, all of these materials (and all other materials filed by Legacy with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secretary, (513) 618-7161.  Security holders of Legacy are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the cash tender offer because they will contain important information about the cash tender offer, the business combination transaction and the parties to the Business Combination Agreement.

Participants in the Solicitation

Legacy and its directors and executive officers may be deemed participants in the solicitation of consents from Legacy’s warrantholders with respect to the Warrant Amendments. A list of the names of those directors and executive officers and a description of their interests in Legacy will be contained in Legacy’s definitive proxy statement that will be filed with respect to the Warrant Amendments and in its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secretary, (513) 618-7161. Additional information regarding the interests of such participants will be contained in the proxy statement for the Warrant Amendments, when available.

Forward-Looking Statements

This Schedule TO-C filing includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Legacy’s and Onyx’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “propose,” “plan,” “contemplate,” “may,” “will,” “shall,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “positioned,” “goal,” “conditional” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Legacy’s anticipated name following the closing of the proposed Business Combination, the expectation that shares of the post-acquisition company will trade on the NYSE following closing, the belief regarding Onyx’s ability to capitalize on the shift to online spending, the belief that Onyx’s approach to eCommerce will lead to profitable growth, the belief that the combination of Onyx and Legacy will lead to synergies that will accelerate Onyx’s performance, the anticipated closing consideration for the proposed Business Combination, and the anticipated closing date of the proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Legacy’s and Onyx’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, (2) the outcome of any legal proceedings that may be instituted against Legacy and other transaction parties following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to the inability to satisfy conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could otherwise cause the Business Combination to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed Business Combination; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common stock on the NYSE following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to operate cohesively as a standalone group, grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Onyx or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the aggregate number of Legacy shares requested to be redeemed by Legacy’s stockholders in connection with the proposed Business Combination; (13) disruptions in the economy or business operations of Onyx or its suppliers due to the impact of COVID-19; (14) the outcome of the pending legal proceeding with certain Onyx stockholders; (15) potential audit and other related adjustments to Onyx’s financial statements in connection with the independent Public Company Accounting Oversight Board audit of its annual historical financial statements, as well as potential adjustments to the unaudited non-GAAP interim financial results of Onyx; and (16) other risks and uncertainties indicated from time to time in the information statement relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Legacy’s other filings with the SEC, including the Schedule TO that will be filed with the SEC in connection with the Business Combination. Legacy cautions that the foregoing list of factors is not exclusive. Legacy cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Legacy does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Schedule TO-C filing shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Schedule TO-C filing shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or in accordance with an exemption from registration therefrom.